March 27, 2009

Securities and Exchange Commission
Julie Sherman, Staff Accountant
Department of Corporate Finance
100 F Street, N.E.
Washington, DC 20649

RE: Comments on Form 10-K for the year ended August 31, 2008

Dear Ms. Sherman:

Mammatech Corporation acknowledges and addresses the comments made in your letter dated March 5, 2009 regarding form 10-KSB for the year ending August 31, 2008, filed December 15, 2008.

Attached are the responses to your comments and Item 8A in its entirety.

Submitted,
Mary B. Sellers
Chief Financial Officer
Mammatech Corporation
930 NW 8th Avenue
Gainesville, Florida 32601
352.375.0607
352.375.6111 (fax)
sellers@mammacare.com


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Responses to Letter dated March 5, 2009
Mammatech Corporation
Form 10-KSB for the year ended August 31, 2008
Filed December 15, 2008
File No. 000-11050

March 27, 2009

Item 6. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 7
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Comparison of Fiscal Year Ended August 31, 2007 and 2008, page 8
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1. Please refer to prior comment 1. We note that you filed an amendment to your
Form 10-KSB for the year ended August 31, 2008 on February 13, 2009 to reclassify certain training expenses that we determined to be cost of sales rather than selling, general and administrative costs. We also note that this reclassification had a significant effect on your cost of sales, gross profit and selling, general, and administrative costs. Please revise future filings to include additional discussion in the footnotes as to the nature of the reclassification and consider providing a tabular presentation of the reclassification. For example, providing a column that show your income statement as originally filed, a column showing the amounts reclassified and a column with your revised presentation.

     Future filings will include additional discussion in the footnotes as to the nature of the reclassification of certain training expenses that were determined to be cost of sales rather than selling, general and administrative costs and will provide a tabular presentation of the reclassification. Mammatech Corporation will provide a column showing the originally filed income statement, a column showing the amounts reclassified and a column with its revised presentation.

2. In this regard, we note that the reclassification of training costs to cost of sales represented approximately 33% of your total cost of sales. Therefore, it appears service revenues exceeded 10% of your total revenues. In future filings, revise your income statement to separately disclose revenues from the sale of products, services and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related costs and expenses should be combined and disclosed separately. Refer to Regulation S-X, Article 5-03(b)(1) and (2).

     In future filings the company will revise its income statement to separately disclose revenues from the sale of products, services and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. All related costs and expenses will be combined and disclosed separately, as per Regulation S-X,
     Article 5-03(b)(1) and (2)

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3. Please also expand your revenue recognition policy in future filings to include your revenue recognition policies with regards to revenues from services.

     The company will expand its revenue recognition policy in future filings to include its revenue recognition policies with regards to revenues from services.


Amendment to Form 10-KSB filed February 13, 2009
------------------------------------------------

Item 8A, Controls and Procedures, page 19
-----------------------------------------

4. Please refer to prior comment 2. We note that you have revised Item 8A in your amended Form 10-KSB to include Management's Report on Internal Controls, however, we also note the following:

     o It does not appear you have included a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Security and Exchange Commission that permit the company to provide only management's report in this annual report," as required by Item 308T(a)(4) of Regulations S-K.

               The statement has been added to Item 8A as required by Item 308T(a)(4) of Regulations S-K.

     o Additionally, it appears you deleted your discussion regarding disclosure controls and procedures that was previously included in your Form 10-KSB for the year ended August 31, 2008.

               The Company unintentionally deleted its discussion regarding disclosure controls and procedures that had previously been included in the Form 10-KSB for the year ended August 31, 2008. This discussion has been restored to Item 8A.

     o Finally, it does not appear that you disclosed any changes in your internal control over financial reporting that occurred during your last fiscal quarter that materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. We refer you to Item 308T(b).

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               No changes were made during the 4th quarter. This discussion has been restored to Item 8A.

               Below you will find Item 8A in its entirety.



Item 8A(T). Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this report on Form 10-KSB/A for the year ended August 31, 2008, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO concluded that the Company's disclosure controls and procedures were ineffective in ensuring that:
(a) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (b) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management acknowledges: In Item 8A(T) of the 10KSB, the Company omitted management's assessment of the effectiveness of internal control over financial reporting for the fiscal year ended August 31, 2008, including a statement as to whether or not internal control over financial reporting was effective in accordance with Item 308(T)(a)(3) of Regulation S-B; and

The Company's management first discovered these reporting errors and omissions on January 30, 2009, upon reviewing the 10KSB based on correspondence from the SEC staff concerning the 10KSB. Accordingly, our CEO/CFO, determined that the Company should rectify the reporting errors and omissions in the 10KSB Statements and Management's Report by filing this amended 10KSB Report.

Due to the inadvertent omission, The Company determined Disclosure Controls and Procedures were ineffective for the period ended August 31, 2008. The Company's CEO/CFO has taken actions to address the ineffectiveness of and deficiencies in the Company's disclosure controls and procedures and internal control over financial reporting. Specifically, in February 2009, the Company's management adopted additional review and disclosure systems designed to improve the Company's system of internal control over financial reporting, including:

     o An improved system for financial reporting to guide the Company's compliance with the requirements of Regulation S-X. Specifically, the Company's management has implemented procedures designed to ensure that the Company's consolidated financial statements include all required disclosures for all relevant periods. These procedures include (a) maintaining an open dialogue with the Company's auditors to ensure that the auditor's review of and report on the Company's year-end financial statements is complete and satisfies all relevant SEC rules and regulations; and (b) continuously reviewing the Company's financial statements while drafting quarterly and annual reports to ensure the statements have not been altered during the preparation or filing of such reports.

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     o    Amending the Relevant Statements and Management's Report in this Form
          10-KSB/A in order to rectify the errors and omissions as stated above.


The Company's CEO/CFO believes that the effective implementation of the above procedures will correct the weakness cited above in its Disclosure Controls and Procedures and internal controls over financial reporting .The Company will continue to review and monitor its Disclosure Controls and Procedures and internal controls over financial reporting and will adopt further changes, if and when management determines that such changes are necessary, to ensure accuracy in the Company's future filings.


Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     (1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

     (2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

     (3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.



Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


The Company's CEO/CFO conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of August 31, 2008, based on the criteria in a framework developed by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, walkthroughs of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company's CEO/CFO has concluded that the Company's internal control over financial reporting was not effective.

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This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Security and Exchange Commission that permit the company to provide only management's report in this annual report.


Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13(a)-15(e)) that occurred during the fiscal quarter ended August 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent to August 31, 2008, changes were made in our internal control over financial reporting, which changes are disclosed in "Disclosure Controls and Procedures," above.













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5. Please refer to prior comment 3. We note from your response that you management continues to conclude that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated January 30, 2009, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered your report not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedure, i.e. that DC&P were not effective as of the end of the fiscal year.

     The Company acknowledges that its disclosure controls and procedures were not effective as of fiscal year ending August 31, 2008. The failure to file management's report on Internal Control over Financial Reporting rendered its annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. The Company intends to file an amended 10-KSB with the specific items mentioned in Comment 4.

     The Company has taken actions to address the ineffectiveness of and deficiencies in the Company's disclosure controls and procedures and internal control over financial reporting. Specifically, the Company's management has adopted additional review and disclosure systems designed to improve the Company's system of internal control over financial reporting, including:

          o An improved system for financial reporting to guide the Company's compliance with the requirements of Regulation S-X. Specifically, the Company's management has implemented procedures designed to ensure that the Company's consolidated financial statements include all required disclosures for all relevant periods. These procedures include (a) maintaining an open dialogue with the Company's auditors to ensure that the auditor's review of and report on the Company's year-end financial statements is complete and satisfies all relevant SEC rules and regulations; and (b) continuously reviewing the Company's financial statements while drafting quarterly and annual reports to ensure the statements have not been altered during the preparation or filing of such reports.

          o Amending the Relevant Statements and Management's Report in this Form 10-KSB/A in order to rectify the errors and omissions as stated above.

     The Company believes that the effective implementation of the above procedures has corrected the weakness cited above in its disclosure controls and procedures and internal controls over financial reporting. However, the Company will continue to review and monitor its disclosure controls and procedures and internal controls over financial reporting and will adopt further changes, if and when management determines that such changes are necessary, to ensure accuracy in the Company's future filings.

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